Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Tricon Residential Inc. (“Tricon” or the “Company”)

7 St. Thomas Street, Suite 801

Toronto, ON

M5S 2B7

Item 2.	Date of Material Change

October 5, 2021, October 6, 2021 and October 12, 2021

Item 3.	News Release

Attached as Schedule “A” are copies of the press releases relating to the material change, which were disseminated on October 5, 2021, October 6, 2021 and October 12, 2021, through the newswire services of CNW Group and filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4.	Summary of Material Change

On October 5, 2021, Tricon announced the launch of a marketed public offering of Tricon’s common shares (“Common Shares”) in the United States and Canada (the “Offering”), representing Tricon’s initial public offering in the United States, as well as a concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”).

In connection with the initial public offering in the United States, Tricon filed an application to list the Common Shares on the New York Stock Exchange (the “NYSE”) under the symbol “TCN”. Trading of the Common Shares commenced on the NYSE on October 7, 2021. The Common Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “TCN”.

On October 6, 2021, Tricon announced the pricing of the Offering and the Private Placement. The underwriters in the Offering (the “Underwriters”) agreed to purchase 36,000,000 Common Shares from the Company in the Offering at a price of US$12.40 per share (the “Offering Price”), and BREIT agreed to purchase 4,848,746 Common Shares from the Company in the Private Placement at a price of US$11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately US$503 million.

The Company also granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days from the date of the underwriting agreement for the Offering, to purchase up to 5,400,000 additional Common Shares, representing 15% of the total number of Common Shares to be sold pursuant to the Offering. The Underwriters exercised the Over-Allotment Option in full concurrently with the closing of the Offering, thereby increasing the number of Common Shares being purchased by the Underwriters to 41,400,000 and increasing the aggregate gross proceeds of the Offering and the Private Placement to the Company to approximately US$570 million.

Morgan Stanley, RBC Capital Markets, Citigroup, Goldman Sachs & Co. LLC, Scotiabank and Keefe, Bruyette & Woods, a Stifel company, acted as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets also acted as representatives of the Underwriters.

In connection with the Offering, BREIT exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020, to acquire 4,848,746 Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company is approximately 11.66% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes.

In connection with the Offering, on October 5, 2021, Tricon filed a preliminary prospectus supplement (the “Preliminary Supplement”) to its short form base shelf prospectus dated August 26, 2021 (the “Shelf Prospectus”) with the securities regulatory authorities in each of the provinces and territories of Canada. The Preliminary Supplement and the Shelf Prospectus were also filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 (the “Registration Statement”) under the U.S.-Canada multijurisdictional disclosure system (MJDS). The Company subsequently filed a final prospectus supplement dated October 6, 2021 (the “Final Supplement”, and together with the Shelf Prospectus, the “Supplemented Prospectus”) to the Shelf Prospectus in respect of the Offering with the securities regulatory authorities in each of the provinces and territories of Canada and with the SEC.

The Offering (including the issuance and sale by Company of Common Shares purchased by the Underwriters pursuant to the exercise of the Over-Allotment Option) was made in Canada only by means of the Supplemented Prospectus and in the United States by means of the Registration Statement. Copies of the Supplemented Prospectus and the underwriting agreement dated October 6, 2021 between Tricon and the Underwriters (the “Underwriting Agreement”) can be found on SEDAR at www.sedar.com and a copy of the Registration Statement (as amended), the Supplemented Prospectus and the Underwriting Agreement can be found on EDGAR at www.sec.gov.

2

On October 12, 2021, Tricon announced the closing of the Offering and the Private Placement and concurrent exercise in full by the Underwriters of the Over-Allotment Option, pursuant to which a total of 46,248,746 Common Shares were sold, for aggregate gross proceeds to the Company of approximately US$570 million.

Item 5.	Full Description of Material Change

For a full description of the material change, please see the press releases dated October 5, 2021, October 6, 2021 and October 12, 2021, attached hereto as Schedule “A”.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

The name and business telephone number of the officer of the Company who can answer questions regarding this material change report is as follows:

Wissam Francis

EVP & Chief Financial Officer

Tel: 416-323-2484

Item 9.	Date of Report

October 14, 2021

3

SCHEDULE “A”

(see attached)

4

Tricon Announces Dual Listing and Initial Public Offering in the United States

Toronto, Ontario – October 5, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, announced today that it has launched a marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”), representing Tricon’s initial public offering in the United States, as well as a concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”).

In connection with the initial public offering in the United States, Tricon has filed an application to list the Common Shares on the New York Stock Exchange (the “NYSE”) under the symbol “TCN”. Trading of the Common Shares is expected to commence on the NYSE following pricing of the Offering. The Common Shares will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “TCN”.

A total of approximately US$395 million of Common Shares will be offered by Tricon for sale in the Offering and the Private Placement. The Offering and the Private Placement will be priced in the context of the market, with the price (the “Offering Price”) and total size of the Offering and the Private Placement to be determined at the time of entering into an underwriting agreement for the Offering (the “Underwriting Agreement”).

Morgan Stanley, RBC Capital Markets, Citigroup and Goldman Sachs & Co. LLC are acting as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets are also acting as representatives of the underwriters in the Offering.

Tricon will also grant the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the Underwriting Agreement, to purchase up to US$52.5 million of additional Common Shares, representing 15% of the total number of Common Shares to be sold pursuant to the Offering.

In connection with the Offering, BREIT has exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020, to acquire approximately US$45 million of Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company will be approximately 11.87% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares and assuming no exercise of the over-allotment option).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay a portion of the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes. Closing of the Offering will be subject to a number of customary conditions, including the entering into of the Underwriting Agreement, the listing of the Common Shares on the NYSE and the TSX, and any required approvals of the NYSE and the TSX.

Tricon also announced that it intends to change the denomination of its quarterly dividends declared and paid on Common Shares to U.S. dollars from Canadian dollars following the listing of the Common Shares on the NYSE. Subject to the approval of the Board of Directors, the change is anticipated to become effective upon the declaration of Tricon’s next quarterly dividend, which is projected to be paid on or around January 15, 2022 to shareholders of record as of December 31, 2021. Tricon will fix the amount of its U.S. dollar-denominated quarterly dividend prior to its declaration, with such amount anticipated to be the U.S. dollar equivalent of Tricon’s current quarterly C$0.07 dividend, converted at the time of declaration. Shareholders do not have a right to dividends on Common Shares unless declared by the Board of Directors. The declaration of dividends is at the discretion of the Board of Directors even if the Company has sufficient funds, net of its liabilities, to pay such dividends.

In connection with the Offering, Tricon filed a preliminary prospectus supplement to its base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement and a base shelf prospectus have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS) relating to the Common Shares which has been filed with the SEC but has not yet become effective. The Offering will be made in Canada only by means of the base shelf prospectus and the preliminary prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and the preliminary prospectus supplement. The Common Shares may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. The base shelf prospectus, the preliminary prospectus supplement and the registration statement contain important information about the Offering and prospective investors should read such documents for more complete information about the Company and the Offering before making an investment decision. Free copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and free copies of the registration statement (including the base shelf prospectus and the preliminary prospectus supplement) can be found on the SEC’s EDGAR website at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Morgan Stanley & Co, LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by at phone at 1-877-822-4089, or via email at equityprospectus@rbccm.com; or RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, by phone at 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the conduct of the Offering and the Private Placement, the intended listing of the Common Shares on the NYSE, obtaining required approvals from the NYSE and the TSX, the granting of the over-allotment option to the underwriters, the intended use of proceeds of the Offering and the Private Placement, the anticipated change in the currency denomination of dividends and the occurrence and timing of future dividend declarations and payments. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives, the Company’s ability to complete the Offering and the Private Placement and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering and the Private Placement will not be completed, as well as those risks described in the base shelf prospectus and the preliminary prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.

For further information, please contact:

Wissam Francis	Wojtek Nowak
EVP & Chief Financial Officer	Managing Director, Capital Markets
Tel: 416-323-2484	Tel: 416-925-2409
Email: wfrancis@triconresidential.com	Email: wnowak@triconresidential.com

Tricon Announces Pricing of Upsized U.S. IPO and Private Placement for Gross Proceeds of US$503 million

Toronto, Ontario – October 6, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, today announced the pricing of its previously announced marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”) and concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”). The underwriters have agreed to purchase 36,000,000 Common Shares from the Company in the Offering at a price of US$12.40 per share (the “Offering Price”), and BREIT has agreed to purchase 4,848,746 Common Shares from the Company in the Private Placement at a price of US$11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately US$503 million. The aggregate size of the Offering and the Private Placement has been increased from the previously announced approximately US$395 million.

The Common Shares are expected to begin trading on the New York Stock Exchange (the “NYSE”) under the symbol “TCN” on October 7, 2021 and will continue to trade on the Toronto Stock Exchange (the “TSX”) under the symbol “TCN”. The Offering and the Private Placement are expected to close on October 12, 2021, subject to customary closing conditions.

Morgan Stanley, RBC Capital Markets, Citigroup, Goldman Sachs & Co. LLC, Scotiabank and Keefe, Bruyette & Woods, a Stifel company, are acting as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets are also acting as representatives of the underwriters in the Offering.

Tricon has also granted the underwriters an over-allotment option, exercisable for a period of 30 days from the date of the underwriting agreement for the Offering, to purchase up to 5,400,000 additional Common Shares, representing 15% of the total number of Common Shares to be sold pursuant to the Offering.

BREIT has exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020 to acquire 4,848,746 Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company will be approximately 11.87% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares and assuming no exercise of the over-allotment option).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes.

In connection with the Offering, Tricon has filed a preliminary prospectus supplement to its base shelf prospectus, and will file a final prospectus supplement to its base shelf prospectus, with the securities regulatory authorities in each of the provinces and territories of Canada. The preliminary prospectus supplement and a base shelf prospectus have also been filed, and the final prospectus supplement will also be filed, with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-10 under the U.S.-Canada multijurisdictional disclosure system (MJDS).

The Offering is being made in Canada only by means of the base shelf prospectus and the applicable prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and the prospectus supplement. Such documents contain important information about the Offering. Copies of the base shelf prospectus and the preliminary prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement can be found on EDGAR at www.sec.gov. Copies of the final prospectus supplement will be filed on SEDAR and on EDGAR. Prospective investors should read the base shelf prospectus and the applicable prospectus supplement, as well as the registration statement, before making an investment decision.

Tricon has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement relating to the Offering, the prospectus in that registration statement and other documents that Tricon has filed with the SEC for more complete information about Tricon and the Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you may request the prospectus supplement and prospectus in Canada from RBC Dominion Securities Inc., Attention: Distribution Centre, 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, by phone at 1-416-842-5349, or via email at Distribution.RBCDS@rbccm.com and in the United States from Morgan Stanley & Co, LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 and in the United States from RBC Capital Markets LLC, Attention: Equity Syndicate, 200 Vesey Street, 8th Floor, New York, NY 10281-8098, by at phone at 1-877-822-4089, or via email at equityprospectus@rbccm.com. The content of any referenced websites and other electronic links is not incorporated by reference herein or in any report or document filed with the SEC.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

For further information, please contact:

Wissam Francis	Wojtek Nowak
EVP & Chief Financial Officer	Managing Director, Capital Markets
Tel: 416-323-2484	Tel: 416-925-2409
Email: wfrancis@triconresidential.com	Email: wnowak@triconresidential.com

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding: the conduct of the Offering and the Private Placement, the intended listing of the Common Shares on the NYSE, the intended use of proceeds of the Offering and the Private Placement and the filing of the final prospectus supplement and amended registration statement. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives, the Company’s ability to complete the Offering and the Private Placement and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include the risk that the Offering and the Private Placement will not be completed, as well as those risks described in the base shelf prospectus and the preliminary prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.

Tricon Announces Closing of U.S. IPO and Private Placement for Gross Proceeds of US$570 million Including Full Exercise of Over-Allotment Option

Toronto, Ontario – October 12, 2021 – Tricon Residential Inc. (“Tricon” or the “Company”) (TSX:TCN; NYSE:TCN), an owner and operator of single-family rental homes and multi-family rental apartments in the United States and Canada, today announced the closing of its previously-announced marketed public offering of common shares of Tricon (“Common Shares”) in the United States and Canada (the “Offering”), representing Tricon’s initial public offering in the United States and listing of the Common Shares on the New York Stock Exchange, as well as its concurrent private placement of Common Shares (the “Private Placement”) to Blackstone Real Estate Investment Trust, Inc. (“BREIT”).

A total of 46,248,746 Common Shares were sold, including 41,400,000 to the underwriters in the Offering at a price of US$12.40 per share (the “Offering Price”) (inclusive of 5,400,000 Common Shares following the exercise in full by the underwriters of their over-allotment option) and 4,848,746 Common Shares to BREIT in the Private Placement at a price of approximately US$11.75 per share (the Offering Price net of underwriting discounts), for aggregate gross proceeds to the Company of approximately US$570 million.

“Tricon’s U.S. IPO is the culmination of a decade-long transformation from a small asset manager invested in for-sale housing to a tech-enabled rental housing company focused on the growing single-family rental industry,” said Gary Berman, President and CEO of Tricon. “A U.S. listing is an important next step to align our middle market, Sun Belt focused investment strategy with the deep U.S. public capital markets and to attract more investors to our business as we usher in a new period of growth.”

“As exciting as our future is, we would not have reached this point without the hard work and dedication of our employees who go above and beyond every day to serve our residents. We would also like to take this opportunity to express our gratitude to our Board of Directors and the many longstanding shareholders, private investors and capital market partners for their ongoing support throughout our journey. To our new shareholders, we welcome you to Tricon and look forward to rewarding your confidence in us with a people-first, sustainable approach to business that strives to deliver on our commitments in the years to come.”

Morgan Stanley, RBC Capital Markets, Citigroup, Goldman Sachs & Co. LLC, Scotiabank and Keefe, Bruyette & Woods, a Stifel company, acted as joint book-running managers in the Offering. Morgan Stanley and RBC Capital Markets also acted as representatives of the underwriters in the Offering.

In connection with the Offering, BREIT exercised its participation right, pursuant to the investor rights agreement with the Company dated September 3, 2020, to acquire 4,848,746 Common Shares in the Private Placement. Following the completion of the Offering and the Private Placement, BREIT’s effective ownership interest in the Company is approximately 11.66% (assuming the exchange of its preferred units of Tricon PIPE LLC for Common Shares).

Tricon expects that the net proceeds of the Offering and the Private Placement will be used to repay the total amount outstanding under its 2017-1 pass-through certificates in respect of the Company’s single-family rental securitization debt maturing in 2022, in addition to funding future property acquisitions and for general corporate purposes.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Tricon Residential Inc.

Tricon Residential is an owner and operator of a growing portfolio of over 33,000 single-family rental homes and multi-family rental apartments in the United States and Canada with a primary focus on the U.S. Sun Belt. Our commitment to enriching the lives of our residents and local communities underpins Tricon’s culture and business philosophy. We strive to continuously improve the resident experience through our technology-enabled operating platform and innovative approach to rental housing. At Tricon Residential, we imagine a world where housing unlocks life’s potential.

For further information, please contact:

Wissam Francis	Wojtek Nowak
EVP & Chief Financial Officer	Managing Director, Capital Markets
Tel: 416-323-2484	Tel: 416-925-2409
Email: wfrancis@triconresidential.com	Email: wnowak@triconresidential.com

Forward-Looking Information

Certain statements contained in this news release are forward-looking statements and are provided for the purpose of presenting information about management’s current expectations and plans relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. These forward-looking statements include statements regarding the intended use of proceeds of the Offering. In some cases, forward-looking information can be identified by such terms as “will”, “would”, “anticipate”, “anticipated”, “expect” and “expected”. The forward-looking statements in this news release are based on certain assumptions, including assumptions regarding the Company’s future growth initiatives and the impact of COVID-19 on the Company’s operations, business and financial results. Such statements are subject to significant known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such statements and, accordingly, should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not such results will be achieved. Such risks include those risks described in the base shelf prospectus and the prospectus supplement, available on SEDAR at www.sedar.com, and the registration statement, available on EDGAR at www.sec.gov, which risks may be dependent on market factors and not entirely within the Company’s control. Although management believes that it has a reasonable basis for the expectations reflected in these forward-looking statements, actual results may differ from those suggested by the forward-looking statements for various reasons. These forward-looking statements reflect current expectations of the Company as at the date of this news release and speak only as at the date of this news release. The Company does not undertake any obligation to publicly update or revise any forward-looking statements except as may be required by applicable law.